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SEC FILE NUMBER
8-66772

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

JUL 18 2022

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OCEANUS SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

989 SIXTH AVENUE, FL 19
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nitin Gambhir	212-509-5601	niting@oceanussec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, Nitin Gambhir, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OCEANUS SECURITIES, LLC, as of 03/31, 2 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ERIK FERNANDEZ
Notary Public, State of New York
No. 01FE6410174
Qualified in Queens County
Commission Expires Oct. 19, 2024

Signature: ______________________

Title:
President

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OCEANUS SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED

MARCH 31, 2022

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Oceanus Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oceanus Securities, LLC as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Oceanus Securities, LLC as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oceanus Securities, LLC's management. Our responsibility is to express an opinion on Oceanus Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oceanus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Oceanus Securities, LLC's auditor since 2021.

Maitland, Florida

July 14, 2022

OCEANUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

ASSETS	
Cash	$ 2,429,897
Accounts receivable	584,441
Other assets	56
Software marketing rights	20,000
Total assets	$ 3,034,394
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 29,419
Due to related party	2,173,100
Total liabilities	2,202,519
Members' equity	831,876
Total liabilities and members' equity	$ 3,034,394

OCEANUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2022

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Oceanus Securities LLC (the "Company") was organized on October 15, 2003 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company, the members' liability is limited to their investment.

The Company licenses software that provides efficient execution of securities transactions to its customers. Customers are typically broker-dealers and investment managers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable; however, actual results could differ from those estimates.

Recognition of Revenues
The Company recognizes revenue from contracts with customers in accordance with FASB Accounting Standards Codification 606 (ASC 606) –Revenue from Contracts with Customers.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) and entity satisfies the identified performance obligation(s).

The Company receives fees for providing execution management and order management for securities transactions. The Company believes that the performance obligation is satisfied on the service usage date (i.e. trade date) because that is the date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. At March 31, 2022 management estimates no allowance for credit losses.

Cash & Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The company maintains cash and other deposits with banks, and at times, such deposits exceed applicable insurance limits.

NOTE 3 - REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"). Rule 15c3-1 requires maintenance of minimum net capital and requires that the ratio of aggregate indebted ness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At March 31, 2022, the Company had net capital of $469,862, which was $323,027 in excess of its required net capital of $146,835. The ratio of aggregate indebtedness to net capital at March 31, 2022 was 4.69 to 1.

NOTE 4 - INCOME TAXES

The Company is a limited liability company and as such, is required to file its own partnership tax return. As a result, no federal, state or local income taxes are provided as they are the responsibility of the individual members.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax

positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2018.

NOTE 5 - RELATED PARTY TRANSACTIONS

100% of the Company's revenue (excluding interest income) is derived from the distribution of software developed by one of its members, Tethys Technology, Inc. (Tethys), pursuant to an agreement for which it pays Tethys fees for usage. As a result, during the year ended March 31, 2022 the Company incurred $4,261,199 in licensing expenses to Tethys. As of March 31, 2022, the Company owed Tethys $2,173,100 for licensing fees in connection with the agreement.

The Company shares office space, personnel and other office expenses with Tethys. Tethys pays these expenses and allocates a portion of these expenses on a monthly basis to the Company. During the year ended March 31, 2022 these expenses amounted to $14,400. On the Statement of Income these expenses are classified as allocated overhead.

The Company's operating results and financial position would differ if the aforementioned entities were autonomous.

NOTE 6 – CONCENTRATIONS

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in checking and money market deposit bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of March 31, 2022, the Company had deposits at a single financial institution that exceeded the FDIC Insurance limit.

The Company's three largest customers comprise 50% of total revenue.

Approximately 55% of accounts receivable is from three customers.

NOTE 7 – UNCERTAINTY

ASC Topic 275, Risks and Uncertainties, requires entities to disclose information about risks and uncertainties that could significantly affect the amounts reported in the financial statements or the functioning of the entity in the near term. The full impact of the worldwide coronavirus pandemic ("COVID-19") on global financial markets is not known. The Company is closely monitoring the impacts of COVID-19 on its operations, liquidity, and capital resources and is actively working to minimize the current and future impacts of this unprecedented situation. As of the date of issuance of these financial statements, COVID-19 has not materially impacted the Company's operating results and financial position and its ability to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were issued and has noted that no significant events have occurred since the date of the financial statements.